Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Truffle Shuffle Inc.
707 Douglas Ave
Oakland , CA 94603
http://www.truffleshufflesf.com

Up to $1,234,997.53 in Common Stock at $2.47
Minimum Target Amount: $14,997.84

Company:

Company: Truffle Shuffle Inc.
Address: 707 Douglas Ave, Oakland , CA 94603
State of Incorporation: DE
Date Incorporated: January 01, 2021

Terms:

Equity

Offering Minimum: $14,997.84 | 6,072 shares of Common Stock
Offering Maximum: $1,234,997.53 | 499,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.47
Minimum Investment Amount (per investor): $197.60

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

5% bonus shares to current members, waitlist investors, and previous investors

Time-Based Perks

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird Bonus - Second 72 hours | 8% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $250+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points

Tier 2 Perk — Invest $500+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points + Lifetime access to our culinary content library

Tier 3 Perk — Invest $1,000+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points + Lifetime access to our culinary content library + One month box membership

Tier 4 Perk — Invest $2,500+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points + Lifetime access to our culinary content library + Two months box membership + Custom apron

Tier 5 Perk — Invest $5,000+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points + Lifetime access to our culinary content library + Three months box membership + Custom apron + Fresh truffles and caviar gift

Tier 6 Perk — Invest $10,000+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points + Lifetime access to our culinary content library + Six months box membership + Custom apron + Fresh truffles and caviar gift + Private dinner for you and 6 guests cooked by a Truffle Shuffle chef!

Tier 7 Perk -- Invest $25,000+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points + Lifetime access to our culinary content library + Six months box membership + Custom apron + Fresh truffles and caviar gift + dinner for 2 at The French Laundry

Tier 8 Perk — Invest $50,000+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points + Lifetime access to our culinary content library + Annual box membership + Custom apron + Fresh truffles and caviar gift + Cabin on Truffle Shuffle's exclusive 2024 river cruise

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Truffle Shuffle, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.47 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $247. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Truffle Shuffle, Inc. ("Truffle Shuffle" or the "Company") aims to be the future of cooking at home. We combine live and on-demand cooking classes with ingredient delivery. Truffle Shuffle allows home chefs to prepare restaurant-quality meals from the comfort of their own homes by joining our monthly membership and learning how to cook from their favorite chefs.

We sell live and on-demand cooking classes with all ingredients included as well as access to our exclusive cooking content library and community.

For $129 per month, members get:

-Access to all live and on-demand cooking classes (like Peloton, but for cooking!)
-Access to chef-approved recipe library
-Access to protege series courses
-Access to our ask-a-chef forum to interact directly with the chefs
-Choice of luxury ingredient kit that pairs with an online cooking experience

Corporate History

The Company previously operated under Truffle Shuffle LLC, a California limited liability company that was organized on 09/12/2018. On 01/01/2021, Truffle Shuffle, Inc. was incorporated under Delaware law and the two companies were merged into one entity, effective 05/10/2021, with the surviving entity being Truffle Shuffle, Inc.

Competitors and Industry

Competitors

Masterclass, The NY Times Cooking and Food Network - Offers recorded cooking content, entertainment, and instructions on how to cook only.

Doordash, HomeChef, Hello Fresh, Instacart, and Butcherbox - Offers instructions on how to cook and ingredient delivery only

Truffle Shuffle - Offers all of it plus more! Starting from delivering all ingredients to your beautiful home, teaching you how to cook and improve your skills, to letting you access our hundreds of recorded cooking content and directly interact with your favorite chefs through our community forum!

Industry

Cooking content is one of the fastest-growing sectors in media.

66% of Americans say that they use recipes when cooking at home and to make their grocery purchases.

70% of Americans now cook at home 4+ days per week.

Target Markets are Food Media Market, Ingredient Delivery, and Online Cooking Class Market:

Americans spend an average of $2,375 per household per year on dining out and food delivery

The food media market generates $5b/year in revenue, based on our internal research and estimations.

The ingredient delivery market is slated to grow to $23b by 2030, growing at a CAGR of 16%.

The online cooking class market is expected to reach $485.83 by 2028.

By 2028 Truffle Shuffle's goal is to reach 30,000 customers paying an average of $1550 per year to achieve a $50M run rate.

<u>Sources</u>

Morning Consultant: https://morningconsult.com/2022/04/18/consumers-avid-recipe-users/

Grand View Research: https://www.grandviewresearch.com/industry-analysis/meal-kit-delivery-services-market

USDA Economic Research Service: https://www.ers.usda.gov/amber-waves/2020/april/more-americans-spend-more-time-in-food-related-activities-than-a-decade-ago/

Business Insider: https://www.businessinsider.com/what-people-spend-on-dining-out-2019-8#people-in-arizona-spend-2795-per-year-on-average-on-dining-out-3

Grand View Research: https://www.grandviewresearch.com/industry-analysis/meal-kit-delivery-services-market

Business Research Insights: https://www.businessresearchinsights.com/market-reports/online-cooking-class-market-102782#:~:text=The%20global%20online%20cooking%20class,compared%20to%20pre%2Dpandemic%20levels.)

American Food Spending:
https://www.fool.com/the-ascent/personal-finance/articles/americans-spend-an-average-of-2375-per-year-on-dining-and-takeout-6-tips-to-spend-less/#:~:text=Americans%20spend%20%24600%2B%20monthly%20on,restaurant%20dining%20and%20takeout%20expenses.

Data Sources: https://docs.google.com/spreadsheets/d/1Gud3_2-hU-ZrHJUkmgMc1KsPAeLBNiFNcwkvLL7V35Y/edit#gid=197026821

Current Stage and Roadmap

<u>Current Stage</u>

We are at the intersection of ingredient delivery and food media. We combine the best culinary instructors with Broadway-level entertainment to produce the next generation of Cooking at Home. Truffle Shuffle turns recipes and food media into experiences and inspiration for the home chef.

<u>Future Roadmap</u>

Join the team building the future of cooking at home! Food content is one of the fastest growing sectors of media and cooking at home has gained massive popularity since the pandemic. People want to cook and eat restaurant-quality food made in the comfort of their own homes.

Leading our space. We believe we have the most traction of any company in our market sector, have a product that is very sticky, and is loved by foodies of all ages. We have strong initial traction and need your help to make Truffle Shuffle a household name!

The food industry is a huge and growing market ripe for innovation and elevation. We have positive unit economics and a product that people love. Now, it's time to lean into customer acquisition and expand our marketing efforts through referrals, chef ambassadors, and paid ads for exploring new funnels.

Sources

Market Watch: https://www.marketwatch.com/press-release/online-cooking-class-market-size-current-insights-and-competitive-dynamics-2023-2028-2023-02-13#:~:text=Online%20Cooking%20Class%20market%20size%20was%20valued%20at%20USD%20304.31,USD%20536.43%20million%20by%2020

News Wise: https://www.newswise.com/articles/foodies-rely-on-social-media-more-than-any-other-source

GWI: https://blog.gwi.com/trends/food-trends-on-social-media/

Data Sources: https://docs.google.com/spreadsheets/d/1Gud3_2-hU-ZrHJUkmgMc1KsPAeLBNiFNcwkvLL7V35Y/edit#gid=197026821

The Team

Officers and Directors

Name: Tyler T Vorce

Tyler T Vorce 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO/Co Founder
  Dates of Service: September, 2018 - Present
  Responsibilities: One of the decision-makers and manages the entire operations for the company. Salary: $100,000.16

- **Position:** Board Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Manage the overall business and affairs of the company

Name: Jason Alexander McKinney

Jason Alexander McKinney 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Co Founder
  Dates of Service: September, 2018 - Present
  Responsibilities: One of the decision-makers and manages the marketing/growth section of the company. Salary: $100,000.16

- **Position:** Board Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Manage the overall business and affairs of the company

Name: Mitchell Rouse

Mitchell Rouse's current primary role is with Retired. Mitchell Rouse currently services Mitch attends our quarterly board meeting for an average of 3 hours per quarter. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Manage the overall business and affairs of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food & beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our monthly box membership. Delays or cost overruns in the development of our monthly box membership and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Truffle Shuffle was formed on 9/12/2018 but has only been doing our current business model since 3/15/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Truffle Shuffle has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that our monthly membership is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Truffle Shuffle or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Truffle Shuffle could harm our reputation and materially negatively impact our financial condition and business.

Market competition

The food industry is highly competitive, and Truffle Shuffle faces competition from other meal kit delivery services, cooking classes, and food media companies. If Truffle Shuffle is unable to differentiate itself from its competitors, it may struggle to attract and retain customers.

Supply chain and logistics

Truffle Shuffle relies on a complex supply chain and logistics network to deliver fresh ingredients to customers. Any disruptions or issues with suppliers or logistics partners could impact Truffle Shuffle's ability to deliver on its promises to customers, potentially leading to lost revenue and customer churn.

Customer retention

While Truffle Shuffle's product may be popular among foodies and cooking enthusiasts, it remains to be seen whether the company can retain its customers over the long term. If customers stop using the service or fail to renew their subscriptions, Truffle Shuffle's revenue could suffer.

Regulatory compliance

The food industry is subject to various regulatory requirements and guidelines, such as food safety regulations and labeling requirements. If Truffle Shuffle fails to comply with these regulations, it could face fines, legal liabilities, and damage to its reputation.

Dependence on key personnel

Truffle Shuffle's success depends heavily on the skills, experience, and relationships of its key personnel, including its executive team and chefs. If any of these individuals were to leave the company or become unable to perform their duties, it could impact the company's ability to execute its business plan and achieve its goals.

Dependence on celebrity chefs

Truffle Shuffle's success may be heavily dependent on the popularity and reputation of its celebrity chefs. If any of these chefs were to leave the company or become involved in a scandal or controversy, it could damage Truffle Shuffle's brand and reputation.

Operational challenges

Truffle Shuffle faces a number of operational challenges, such as managing inventory, coordinating deliveries, and ensuring the quality and freshness of ingredients. Any operational issues could impact Truffle Shuffle's ability to deliver a high-quality customer experience and could lead to negative reviews and customer churn.

Economic downturns

Truffle Shuffle's success may be tied to overall economic conditions. In the event of an economic downturn, consumers may be less willing to spend money on luxury food and cooking experiences, which could impact Truffle Shuffle's revenue and growth prospects.

Intellectual property disputes

Truffle Shuffle may face intellectual property disputes with competitors or third-party entities. If Truffle Shuffle is found to be in violation of any patents, trademarks, or other intellectual property rights, it could face legal liabilities and damage to its reputation.

Cybersecurity threats

Truffle Shuffle collects and stores sensitive customer data, including payment information and personal details. Any cybersecurity breaches or data leaks could expose this information and damage Truffle Shuffle's reputation and customer trust.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company has outstanding convertible securities that may dilute your investment

The Company currently has $700,000 in outstanding Convertible Promissory Notes and $2,264,500 in outstanding SAFEs that will convert, if and when, the Company closes a Preferred Stock Financing in the future. These instruments have valuations caps ranging from $10M to $100M, and discounts ranging from 85% to 100%. Therefore, your ownership in the Company will be diluted if and when we engage in a Preferred Stock Financing Event that triggers the conversion of these instruments.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tyler Vorce	3,500,000	Common Stock	24.67%
Jason McKinney	4,000,000	Common Stock	28.2%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed Safe Preferred Stock, Convertible Notes, SAFEs I 2021, SAFEs II 2021, SAFEs I 2022, SAFEs I 2023, and SAFEs II 2023. As part of the Regulation Crowdfunding raise, the Company will be offering up to 499,999 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,936,513 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 202,066 shares to be issued pursuant to stock options and RSUs issued.

The total amount also outstanding includes 1,216,585 shares available for issuance under the option plan.

Please see the Restated Certificate of Incorporation, attached to the Offering Memorandum as Exhibit F, for more information on the material rights of this security.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 2,298,216 with a total of 2,298,216 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Preferred Stock.

Material Rights

1. Liquidation, Dissolution, or Winding Up: Certain Mergers, Consolidations and Asset Sales.

Series Seed Safe Preferred Stock

The amount of security authorized is 951,785 with a total of 951,785 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Safe Preferred Stock.

Material Rights

1. Liquidation, Dissolution, or Winding Up: Certain Mergers, Consolidations and Asset Sales.

Convertible Notes

The security will convert into Series seed preferred stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $700,000.00
Maturity Date: April 08, 2025
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $65,000,000.00

Conversion Trigger: Qualified Equity Financing

Material Rights

Conversion. The convertible notes are convertible into preferred stock at a conversion price. The conversion price is defined as an amount equal to the lesser of (i) eighty-five percent (85%) of the lowest price per share at which such shares of Preferred Stock are sold to new investors in the Qualified Equity Financing and (ii) the Maximum Conversion Price.

Since the conversion feature is convertible into a variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Qualified Equity Financing. a bona fide equity financing, conducted with the principal purpose of raising capital, pursuant to which the Company sells shares of a series of Preferred Stock (i) with aggregate gross proceeds to the Company of not less than Three Million Dollars ($3,000,000) to one or more independent institutional investors, excluding any and all notes and other indebtedness which are converted into or exchanged for Preferred Stock (including this Note and the other NOtes, if any, issued under the Note Purchase Agreement), (ii) with customary rights, preferences and privileges, including price-based antidilution, and (iii) with customary contractual rights such as a right of first refusal and co-sale rights on founder transfers and registrations rights.

SAFEs I 2021

The security will convert into Series seed-safe preferred stock and the terms of the SAFEs I 2021 are outlined below:

Amount outstanding: $95,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $100,000.00
Conversion Trigger: Qualified Financing

Material Rights

Qualified Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section.

SAFEs II 2021

The security will convert into Series seed-safe preferred stock and the terms of the SAFEs II 2021 are outlined below:

Amount outstanding: $200,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $50,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

Same as above

SAFEs I 2022

The security will convert into Series seed-safe preferred stock and the terms of the SAFEs I 2022 are outlined below:

Amount outstanding: $766,500.00
Interest Rate: %
Discount Rate: 85.0%
Valuation Cap: $65,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

Same as above

SAFEs I 2023

The security will convert into Series seed-safe preferred stock and the terms of the SAFEs I 2023 are outlined below:

Amount outstanding: $703,000.00
Interest Rate: %
Discount Rate: 100.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

Same as above

SAFEs II 2023

The security will convert into Safe preferred stock and the terms of the SAFEs II 2023 are outlined below:

Amount outstanding: $500,000.00
Interest Rate: %
Discount Rate: 85.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

Same as above

What it means to be a minority holder

As a minority holder of Common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

In addition, we have $400,000 in outstanding Convertible Promissory Notes and $1,744,500 in outstanding SAFEs that will convert, if and when, we close a Preferred Stock Financing in the future. These instruments have valuations caps ranging from $10M to $100M, and discounts ranging from 85% to 100%. Therefore, your ownership in the company will be diluted if and when we engage in a Preferred Stock Financing Event that triggers the conversion of these instruments.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,201,000.18
  Use of proceeds: Marketing and sales, operations, key hires
  Date: December 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE

Final amount sold: $3,064,500.00

Use of proceeds: Sales and marketing, operations, staffing, inventory, and research and development.

Date: April 10, 2023

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $6,065,275 compared to $3,230,471 in fiscal year 2022.

We experienced a change in revenue due to multiple factors in 2021 vs. 2022. The first of which was that our business model was heavily reliant on private events sales to companies for team-building events. Throughout 2020 and 2021, the demand for companies to spend team budgets with Truffle Shuffle for virtual experiences grew rapidly. The subsequent downturn of the economy, especially in the technology space, coupled with layoffs significantly affected our sales within the private events channel.

We also decided to cut back on our wholesale channel to focus cash flows better on the virtual cooking class channels of our business which resulted in less revenue for that channel in 2022.

In 2022, we launched our membership model as a pre-sale in 2022 which did quite well and is why our goal for 2023 is to grow the Company based on D2C subscription revenues. We project that 75% of our revenue in 2023 will come from subscription revenues.

Cost of sales

Cost of Sales for fiscal year 2021 was $2,197,420 compared to $928,899 in fiscal year 2022.

We were able to increase our efficiencies and operations in 2022 and our cost of sales decreased as a percentage of income from 2021 to 2022. We became more efficient in 2022 through operations efficiencies, negotiating with key suppliers, and building our internal systems.

Gross margins

Gross margins for fiscal year 2021 were $3,867,854 compared to $2,301,572 in fiscal year 2022.

We were able to increase gross margin percentages in 2022 compared to 2021. Our gross margin increased by 8% as we increased the efficiencies of our operations, ordering practices, and negotiated better pricing with our suppliers.

We also raised our prices in 2022 in response to inflation and other market conditions, resulting in higher gross margins.

Expenses

Expenses for fiscal year 2021 were $5,971,489 compared to $4,747,122 in fiscal year 2022.

Our expenses decreased from 2021 to 2022 due to a number of factors. We spent less on our variable order costs for shipping and logistics.

We did spend more on payroll and contractors in 2022 which negatively affected our expense amounts. We also invested in building a custom technology platform for the membership which affected cash flows. Nearer to the end of 2022, the Company did affect a round of layoffs that significantly reduced headcount and contractor expenses in Q4 of 2022.

We believe that our investment in the membership platform, operational efficiencies, and traction behind our membership product sales allow for a bright future in 2023 and beyond.

Historical results and cash flows:

The Company is currently in the initial production stage and is generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because growing our membership model will generate increased cash flow per member. Past cash was primarily generated through private events sales. Our goal is to grow our number of active members and given the unit economics of the membership program, we expect to be profitable on the second order for each new member acquired.

As we layer on the positive economic impact of repeat purchases from each member, our financial model shows how as we add more and more members to the platform, our average marketing cost of sales decreases, which in turn drives increases in our contribution margin. The result is that as we continue to scale the Truffle Shuffle membership program, we will transform the business into a highly profitable, cash flow generating machine.

Our goal is to launch a content-only version of the membership model in 2023. The launch of this product will allow us to scale a lower-priced membership model with less barrier to entry that doesn't include the hard costs associated with ingredient kit fulfillment. We are confident that the membership model will allow us to generate increased levels of free cash that we can then deploy back into marketing to grow sales. The membership model is different from our historical cash generation because we have to acquire a member only once as opposed to our historical needs of acquiring a customer for each purchase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2023, the Company has capital resources available in the form of about $200,000 in cash on hand with First Republic Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support marketing efforts needed to grow our number of active members, key hires needed for sales and marketing, and further develop our membership product experience.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6-7 months. This is based on a current monthly burn rate of $65,000 for expenses related to variable overhead costs, payroll, and other fixed overhead costs and the assumption that the Company could raise money from outside sources if need be.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 30 months. This is based on a current monthly burn rate of $65,000 for expenses related to variable overhead costs, payroll, and other fixed overhead costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including factoring deals, refinancing of current loans, loans from investors or partners, lines of credit, and continued capital raise from angel investors.

Indebtedness

- **Creditor:** TOWN PARTNERS LLC and Alameda Point Redevelopers, LLC
  Amount Owed: $1,919,351.00
  Interest Rate: 0.0%
  Maturity Date: September 30, 2033
  The Company has entered into operating lease agreements with 1) TOWN PARTNERS LLC, a Delaware limited liability company for renting of business premises in Oakland, California; the lease periods expiring in September 30, 2033 2) Alameda Point Redevelopers, LLC for renting Unit No. 357 in the Building; the lease periods expiring in July 31, 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

- **Creditor:** Shopify Capital
  Amount Owed: $120,431.00
  Interest Rate: 0.0%
  During fiscal year 2021 and 2022, the Company entered into a finance agreement with Shopify Capital. The lender provides the company with the advance amount in exchange for Purchased Receivables. Remittance rate is set to 17%. As of December 31, 2022, and December 31,2021, the outstanding balance of this kind of financing is in the amount of $120,431 and $108,990, and entire amount is classified as the current portion.

- **Creditor:** The Business Backer
  Amount Owed: $184,728.00
  Interest Rate: 0.0%

During 2022, the Company entered into a finance agreement (Purchase of Receivables Agreement) with The Business Backer. Purchase price is set to $100,000, purchase amount to $117,000 and Delivery Percentage to 6%. As of December 31, 2022, the outstanding balance of this kind of financing is in the amount of $184,728.

- **Creditor:** Safes I 2021
  Amount Owed: $95,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- **Creditor:** Safes II 2021
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- **Creditor:** Safes I 2022
  Amount Owed: $746,500.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- **Creditor:** Safes I 2023
  Amount Owed: $703,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the

cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- **Creditor:** 2022 Radical Investments LP
  Amount Owed: $300,000.00
  Interest Rate: 0.0%
  The convertible notes are convertible into preferred stock at a conversion price. The conversion price is defined as an amount equal to the lesser of (i) eighty-five percent (85%) of the lowest price per share at which such shares of Preferred Stock are sold to new investors in the Qualified Equity Financing and (ii) the Maximum Conversion Price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. Convertible Note Conversion During 2022, the Company converted $501,000 of Convertible Notes into 2,298,216 shares of Series Seed Preferred Stock.

- **Creditor:** 2022 Rouse 1999 Revocable Trust
  Amount Owed: $300,000.00
  Interest Rate: 0.0%
  The convertible notes are convertible into preferred stock at a conversion price. The conversion price is defined as an amount equal to the lesser of (i) eighty-five percent (85%) of the lowest price per share at which such shares of Preferred Stock are sold to new investors in the Qualified Equity Financing and (ii) the Maximum Conversion Price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. Convertible Note Conversion During 2022, the Company converted $501,000 of Convertible Notes into 2,298,216 shares of Series Seed Preferred Stock.

Related Party Transactions

Valuation

Pre-Money Valuation: $35,040,689.58

Valuation Details:

Truffle Shuffle determined its pre-money valuation by reviewing and analyzing several factors, including but not limited to:

Initial Membership Revenue

Truffle Shuffle is an online culinary membership where members take live and on-demand cooking classes with world-class chefs and all ingredients included. The Company has reported significant growth in the past few years and with the introduction of our subscription product, the goal is to continue growth with recurring revenues. We successfully sold a $400k pre-sale in 2022 and currently have over 250 active members. The valuation is taking into consideration the historical revenues being bespoke purchases and the Company's initiative to transform all bespoke customers into members and subscription revenues. The economic benefits of a membership program are significant. Given the unit economics of the membership program, we expect to be profitable on the second order for each new member acquired. As we layer on the positive economic impact of repeat purchases from each member, our financial model shows how, as we add more and more members to the platform, our average marketing cost of sales decreases, which in turn drives increases in our contribution margin. The result is that as we continue to scale the Truffle Shuffle membership program, we will transform the business into a highly profitable, cash flow generating machine.

Comparable Competitors

In regard to other businesses that operate in the food media space, we believe that the valuation is comparable to those of other startups in the food media space. These companies paint a picture of similar valuations and fundraising, but Truffle Shuffle stands out in comparison by being post-revenue, with customers, and with product-market fit.

One competitor, Kittch, is a culinary livestream platform where culinary creators host their livestream cooking classes and content. They most recently raised $5M and are currently deploying the funds to build their beta platform. Flavrs is another startup in the food media space and recently raised $7M with VC firm a16z as the lead investor. Both of these companies raised money with pre-revenue products and services. The founders believe that Truffle Shuffle's valuation is comparable to these companies because it of it operating in a similar space with a product currently selling with traction in the market.

Business Partnerships & Agreements

Truffle Shuffle also has key business partnerships with some of the most widely-recognized companies and wineries in the world. We have a channel of revenue that is enterprise or private events where we work with a host to bring all of their clients and team members onto a private class. This has historically been our main customer acquisition channel to date as each host is bringing new potential customers into a class and introducing them to the brand. We have contracts with many Fortune 500 companies and widely-recognized wineries that strengthen our brand and recognition.

EBITDA Revenue Multiple

Truffle Shuffle is post-revenue, has paying customers for its products, and now has introduced a subscription channel with traction. From the sources noted below, the average multiple of a digital media business in 2023 is 9-12X of predicted forward revenues. With the Company having a projected gross revenue of $5.7M in 2023, a $35M valuation is 6X the projected revenues. The Company believes that with the launch of the membership program and the majority of revenue in 2023 and beyond projected to come from recurring revenue channels, our valuation is justified.

Truffle Shuffle believes that the valuations of other startups operating in the food media space and our key business partnerships mixed with the historical revenues of the Company justify the $35M valuation for their crowdfunding round on StartEngine. The goal of the Company is to take the funds raised in the crowdfunding round and apply them to achieving milestones and targets that further increase the value of the business and stakeholders.

Sources:

-Truffle Shuffle website: https://truffleshuffle.com/

-Kittch website: https://www.kittch.com/

-https://www.fastcompany.com/90695035/this-new-streaming-platform-wants-to-be-twitch-for-chefs-and-food-lovers

-https://pitchbook.com/profiles/company/483710-95#overview

-Flavrs website: https://www.flavrs.com/

-https://www.forbes.com/sites/douglasyu/2022/09/13/a16z-backs-the-launch-of-shoppable-video-app-flavrs-with-7-million-seed-funding/?sh=54a38a157105

-https://pitchbook.com/profiles/company/482117-95#overview

Pitchbook: Food and Beverage Industry Report, 2021 (subscription required)

https://www.equidam.com/ebitda-multiples-trbc-industries/

https://firstpagesage.com/seo-blog/ebitda-multiples-by-industry/#1649799099090-18d2dba9-33da

Conclusion

Based on the above, we believe the pre-money valuation of $35,040,689.58 is reasonable.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $700,000 in Convertible Notes outstanding and $2,264,500 in SAFE agreements outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,997.53, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  61.0%
  We will use the majority of funds raised on marketing efforts to drive customer acquisition to the membership. Specific areas of marketing spend will include: building our referral program, influencer program, paid ads budget, special events, email marketing promotions, and partnerships.

- *Company Employment*
  26.25%

We will spend some of the funds raised for key hires in sales, marketing, and operations. We will hire a director of marketing and director of sales who will focus on marketing and sales for our membership product. We will also look to hire a director of operations and a head of livestream production

- *Operations*
  3.75%
  We plan to use a portion of funds raised for operations-related investments. We will use a portion of the funds for facility improvements and optimizations, improvements to studio kitchens and equipment, and for investing in continuing to build our ERP system.

- *Inventory*
  3.5%
  We will use a portion of our funds raised to purchase inventory of food and packaging to account for the expected increase in active memberships.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.truffleshufflesf.com (http://truffleshufflesf.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/truffleshuffle

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Truffle Shuffle Inc.

[See attached]

TRUFFLE SHUFFLE INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Truffle Shuffle Inc.
Oakland, California

We have reviewed the accompanying financial statements of Truffle Shuffle Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2023
Los Angeles, California

TRUFFLE SHUFFLE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	277,765	$	463,103
Accounts Receivable, net		147,575		-
Inventory		192,971		236,458
Prepaids and Other Current Assets		53,330		133,501
Total Current Assets		**671,641**		**833,061**
Property and Equipment, net		75,153		79,338
Intangible Assets		377,829		116,398
Right-of-Use Assets		1,822,584		-
Security Deposit		25,301		48,000
Total Assets	$	**2,972,508**	$	**1,076,796**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	336,027	$	509,128
Credit Cards		248,674		111,791
Promissory Notes and Loans		-		45,000
Accrued Interest on Promissory Notes and Loans		-		668
Current Portion of Convertible Note		-		501,000
Forward Financing		305,159		108,990
Shareholder Loan		-		39,156
Deferred Revenue		504,160		114,159
Other Current Liabilities		662,857		587,959
Total Current Liabilities		**2,056,877**		**2,017,852**
Simple Agreement for Future Equity (SAFEs)		1,700,888		295,000
Convertible Note		600,000		-
Accrued Interest on Convertible Notes		33,929		-
Right-of-Use Lease, Operating Lease		1,919,351		-
Total Liabilities		**6,311,044**		**2,312,852**
STOCKHOLDERS EQUITY				
Common Stock		95		95
Series Seed Preferred Stock		23		-
Series Seed-Safe Preferred Stock		10		10
Additional Paid in Capital		2,001,888		1,483,658
Retained Earnings/(Accumulated Deficit)		(5,340,552)		(2,719,818)
Total Stockholders' Equity		**(3,338,536)**		**(1,236,056)**
Total Liabilities and Stockholders' Equity	$	**2,972,508**	$	**1,076,796**

See accompanying notes to financial statements.

TRUFFLE SHUFFLE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 3,230,471	$ 6,065,275
Cost of Goods Sold	928,899	2,197,420
Gross Profit	2,301,572	3,867,854
Operating Expenses		
General and Administrative	4,404,041	5,346,051
Research and Development	17,478	4,831
Sales and Marketing	325,602	620,606
Total Operating Expenses	4,747,122	5,971,489
Operating Income/(Loss)	(2,445,549)	(2,103,635)
Interest Expense	223,900	37,453
Other Loss/(Income)	(108,221)	40,512
Income/(Loss) before provision for income taxes	(2,561,229)	(2,181,600)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (2,561,229)	$ (2,181,600)

See accompanying notes to financial statements.

TRUFFLE SHUFFLE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(In , $US)	Common Stock		Series Seed Preferred Stock		Series Seed Safe Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	937,500	$ 9		$ -		$ -	$ 384,491	$ (538,219)	$ (153,719)
Issuance of Stock	8,580,362	$ 86					$ 1,099,167		$ 1,099,253
Conversion of SAFE Notes					951,785	$ 10			$ 10
Share-Based Compensation							-		-
Net Income/(Loss)								(2,181,600)	(2,181,600)
Balance—December 31, 2021	9,517,862	95			951,785	10	1,483,658	$ (2,719,818)	$ (1,236,056)
Conversion of Convertible Notes	-	-	2,298,216	23	-	-	509,824		509,847
Share-Based Compensation							8,407		8,407
Introduction of new leasing standard (ASC 842)								$ (59,505)	(59,505)
Capital Contribution									
Net Income/(Loss)								(2,561,229)	(2,561,229)
Balance—December 31, 2022	9,517,862	$ 95	2,298,216	$ 23	951,785	$ 10	$ 2,001,888	$ (5,340,552)	$ (3,338,536)

See accompanying notes to financial statements.

TRUFFLE SHUFFLE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022	2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net Income/(Loss)	$	(2,561,229)	$ (2,181,600)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		11,592	10,257
Amortization of Intangibles		183,073	17,850
Amortization of ROU Assets		111,675	
Introduction of new Lease standard		(59,505)	
Share-based Compensation		8,407	-
Change in Fair Value of SAFEs		(43,613)	
Changes in operating assets and liabilities:			
Accounts Receivable, net		(147,575)	50,382
Inventory		43,487	(26,317)
Prepaids and Other Current Assets		80,171	(58,757)
Accrued Interest on Promissory Notes and Loans		(668)	(5,719)
Accrued Interest on Convertible Notes		33,929	-
Accounts Payable		(173,100)	117,325
Deferred Revenue		390,001	114,159
Credit Cards		136,883	(46,718)
Other Current Liabilities		74,898	408,715
Security Deposit		22,699	(6,600)
Net cash provided/(used) by operating activities		**(1,888,876)**	**(1,607,022)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		(7,407)	(12,683)
Purchases of Intangible Assets		(444,504)	(134,248)
Right-of-Use Assets		(1,934,259)	
Net cash provided/(used) in investing activities		**(2,386,170)**	**(146,931)**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		509,847	1,099,263
Right-of-Use Lease, Operating Lease		1,919,351	
Forward Financing		196,168	108,990
Borrowing on Shareholder Loans		(39,156)	(2,040)
Borrowing on Promissory Notes and Loans		(45,000)	(82,000)
Borrowing on Convertible Notes		99,000	501,000
Borrowing on SAFEs		1,449,500	(705,000)
Net cash provided/(used) by financing activities		**4,089,709**	**920,213**
Change in Cash		(185,337)	(833,739)
Cash—beginning of year		463,103	1,296,842
Cash—end of year	$	**277,765**	$ **463,103**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	223,900	$ 37,453
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Truffle Shuffle Inc. was incorporated on September 12, 2018 as Truffle Shuffle LLC in the state of California. Since January 1, 2021, Truffle Shuffle operates under the name Truffle Shuffle Inc. The financial statements of Truffle Shuffle Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland, California.

Truffle Shuffle is an online culinary membership platform hosting live and on-demand cooking classes with all ingredients delivered. We allow our members to learn how to cook like Michelin-star chefs from the comfort of their own home. Members have access to Truffle Shuffle's culinary content library, chef forum, and all live and on-demand cooking classes. They also get to choose from one of six chef-inspired ingredient kits every month that are delivered to their door to pair with a cooking class. We are the future of cooking at home by being at the intersection of food media and ingredient delivery.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $155,600, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to packaging and supplies, food, and truffles which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Dinner Equipment/Furniture	10 years
Computers	5 years
Kitchen/Set Buildout	10 years
Leasehold Improvements	10-15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its Web Platform. Useful life is estimated to five years.

Income Taxes

Truffle Shuffle Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its of products (food, truffles, etc.) and its online culinary memberships.

Cost of sales

Costs of goods sold include the cost of ingredients, materials, food, packaging, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $325,602 and $620,606, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right-of-Use Assets, net	$ -	$ 1,934,259	$ 1,934,259	$ 1,934,259
Liabilities				
Current Portion of Lease Obligation	-	53,830	53,830	$ 53,830
Lease Obligation	-	1,939,934	1,939,934	$ 1,939,934
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(59,505)	(59,505)	$ (59,505)
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Packaging and Supplies Inventory	51,522	95,128
Food	65,203	141,329
CPG & Truffles	76,246	-
Total Inventory	$ 192,971	$ 236,458

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expenses	53,165	58,778
Clearing Accounts	165	74,723
Total Prepaids and Other Current Assets	$ 53,330	$ 133,501

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Shopify Gift Cards	256,840	208,928
Undistributed Tips	31,616	137,829
Sales Tax Payable	3,171	-
Accrued Expenses	320,599	205,687
Refunds Payable	50,631	35,515
Total Other Current Liabilities	$ 662,857	$ 587,959

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Dinner Equipment/Furniture	$ 28,895	$ 28,895
Computers	22,378	14,971
Kitchen/Set Buildout	3,893	3,893
Leasehold Improvements	43,996	43,996
Property and Equipment, at Cost	99,162	91,755
Accumulated Depreciation	(24,009)	(12,417)
Property and Equipment, Net	$ 75,153	$ 79,338

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $11,592 and $10,257 respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Web Platform Development	$ -	$ 134,248
Web Platform Development 2	444,504	-
Intangible assets, at cost	444,504	134,248
Accumulated Amortization	(66,676)	(17,850)
Intangible Assets, Net	$ 377,829	$ 116,398

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 was in the amount of $66,676 and $17,850 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ 88,901
2024	88,901
2025	88,901
2026	88,901
Thereafter	22,225
Total	**$ 377,829**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock with a par value pf $0.00001. As of December 31, 2022, and December 31, 2021, 9,517,862 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 3,250,001 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 2,298,216 shares and 0 shares of Series Seed Preferred Stock and 951,785 shares of Series Seed SAFE Preferred Stock have been issued and are outstanding.

Debt to Equity Conversion

During 2022, the Company converted $501,000 of Convertible Notes into 2,298,216 shares of Series Seed Preferred Stock.

During 2021, the Company converted $1,000,000 of SAFE Notes into 951,785 shares of Series Seed Safe Preferred Stock.

8. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,418,651 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ 0.07	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021		$ 0.07	10.20
Exercisable Options at December 31, 2021		$ 0.07	10.20
Granted	320,395	$ -	
Exercised	-	$ -	
Expired/Cancelled	(65,539)	$ -	
Outstanding at December 31, 2022	254,856	$ 0.07	9.20
Exercisable Options at December 31, 2022	115,680	$ 0.07	9.20

Stock option expense for the years ended December 31, 2022, and December 31, 2021 was $8,407 and $0, respectively.

9.   DEBT

Leases

The Company has entered into operating lease agreements with 1) TOWN PARTNERS LLC, a Delaware limited liability company for renting of business premises in Oakland, California; the lease periods expiring in September 30, 2033 2) Alameda Point Redevelopers, LLC for renting Unit No. 357 in the Building; the lease periods expiring in July 31, 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease Liability	
Beginning Balance	$ 1,886,692
Additions	$ 107,072
Lease Payments	(74,413)
Balance at end of period	$ 1,919,351

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 120,036
2024	115,254
2025	98,359
2026	116,899
2027	137,629
Thereafter	1,331,173
Total	$ 1,919,351

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
QuickBooks Capital Loan	$ 60,000	12.00%	08/16/2021	08/16/2022	$ -	-	$ -		$ -	$ 2,702	$ 2,702	$ 45,000	$ -	$ 45,000
Total					$ -	$ -	$ -	$ -	$ -	$ 2,702	$ 2,702	$ 45,000	$ -	$ 45,000

Forward Financing

During fiscal year 2021 and 2022, the Company entered into a finance agreement with Shopify Capital. The lender provides the company with the advance amount in exchange for Purchased Receivables. Remittance rate is set to 17%. As of December 31, 2022, and December 31,2021, the outstanding balance of this kind of financing is in the amount of $120,431 and $108,990, and entire amount is classified as the current portion.

During 2022, the Company entered into a finance agreement (Purchase of Receivables Agreement) with The Business Backer. Purchase price is set to $100,000, purchase amount to $117,000 and Delivery Percentage to 6%. As of December 31, 2022, the outstanding balance of this kind of financing is in the amount of $184,728.

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Jason McKinney	$ 31,196	0.00%	Fiscal Year 2020	No set maturity	$ -	$ -	$ -	$ 29,156	$ -	$ 29,156
Tyler Vorce	$ 10,000	0.00%	Fiscal Year 2020	No set maturity	$ -	$ -	$ -	$ 10,000	$ -	$ 10,000
Total					$ -	$ -	$ -	$ 39,156	$ -	$ 39,156

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loans were classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2022	2021
Safes I 2021	$ 95,000	Fiscal Year 2021	$ 100,000,000	-	$ 95,000	$ 95,000
Safes II 2021	$ 200,000	Fiscal Year 2021	$ 50,000,000	-	$ 200,000	$ 200,000
Safes I 2022	$ 746,500	Fiscal Year 2022	$ 65,000,000	85%	$ 746,500	
Safes I 2023	$ 703,000	Fiscal Year 2022	$ 10,000,000	100%	$ 703,000	
Change in fair value of SAFE obligations					$ (43,613)	
Total SAFE(s)	$ 1,744,500				$ 1,700,888	$ 295,000

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2021 Radical Investments LP	$ 501,000	0.00%	07/07/2021	07/07/2022	-	-	-	-	-	-	-	501,000	$ -	501,000
2022 Radical Investments LP	$ 300,000	8.00%	04/08/2022	04/08/2025	17,556	17,556		300,000	300,000	-	-	-	$ -	-
2022 Rouse 1999 Revocable Trust	$ 300,000	8.00%	04/26/2022	04/08/2025	16,373	16,373	-	300,000	300,000	-	-	-	$ -	-
Total					$ 33,929	$ 33,929	$ -	$ 600,000	$ 600,000	$ -	$ -	$ 501,000	$ -	$ 35,000

The convertible notes are convertible into preferred stock at a conversion price. The conversion price is defined as an amount equal to the lesser of (i) eighty-five percent (85%) of the lowest price per share at which such shares of Preferred Stock are sold to new investors in the Qualified Equity Financing and (ii) the Maximum Conversion Price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Note Conversion

During 2022, the Company converted $501,000 of Convertible Notes into 2,298,216 shares of Series Seed Preferred Stock.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (764,271)	$ (650,989)
Valuation Allowance	764,271	650,989
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,569,442)	$ (805,171)
Valuation Allowance	1,569,442	805,171
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,259,524, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,259,524. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

During 2020 and 2021, the Company borrowed money from two of its shareholders. These loans did not bear interest and did not have set maturity. As of December 31, 2022 and 2021, the outstanding amount of the Jason McKinney loan was $0 and $29,156. As of December 31, 2022 and 2021, the outstanding amount of the Tyler Vorce loan was $0 and $10,000.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 14, 2023, which is the date the financial statements were available to be issued.

On February 2, 2023, the Company issued CARTA PRE-MONEY SAFE (Simple Agreement for Future Equity) to Madhu Prasad in the amount of $20,000, with a valuation cap of $65,000,000 and a discount rate of 85%.

On March 7, 2023, the Company issued CARTA PRE-MONEY SAFE (Simple Agreement for Future Equity) to Allen Schreiber in the amount of $250,000, with a valuation cap of $10,000,000 and a discount rate of 85%.

On March 21, 2023, the Company issued CARTA PRE-MONEY SAFE (Simple Agreement for Future Equity) to Cobalt Investment Partners III LLC in the amount of $25,000, with a valuation cap of $10,000,000 and a discount rate of 85%.

On April 5, 2023, the Company issued CARTA PRE-MONEY SAFE (Simple Agreement for Future Equity) to HR Western Trust in the amount of $200,000, with a valuation cap of $10,000,000 and a discount rate of 85%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,445,549, an operating cash flow loss of $1,888,876, and liquid assets in cash of $277,765, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]











INVEST IN TRUFFLE SHUFFLE TODAY!

Cooking Classes + Top Chefs + Ingredients Delivered

Truffle Shuffle is the go-to monthly membership for the home chef. Our membership offers access to live and on-demand cooking classes taught by Michelin-star and next-level chefs ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Truffle Shuffle
The Future of Cooking at Home

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- Our founding team includes chefs who are alums of the three Michelin-starred restaurant The French Laundry and experienced entrepreneurs who envision a future of home cooking that makes restaurant-quality meals achievable for our monthly members.
- From 2019 to 2021, our business has grown by 1,400%. So far, we have earned $13.3 million in total cooking class sales, $7.8 million in partnerships, and $4.5 million in D2C transactions.

2023, with 251+ monthly members and counting.

Invest Now
$2.47 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$197.60	$35.04M

THE PITCH

Empowering Home Cooks to Prepare Restaurant-Quality Meals From the Comfort of Their Own Home

Truffle Shuffle
Is The Future Of Cooking At Home
We combine live and on demand cooking classes with ingredient delivery.
Our two founders are Michelin-trained chefs.
SINCE 2020
$13.3M
Total Cooking Class Sales
$7.8M
Partnerships
$4.5M
D2C Transactions

Truffle Shuffle enables home chefs to prepare restaurant-quality meals from the comfort of their own home through a monthly membership where they learn how to cook from their favorite professional chefs. Founded by two Michelin-trained chefs, we envision a bold future of home cooking that combines live and on-demand cooking classes with the delivery of high-quality ingredients. So far, we have earned $13.3 million in total cooking class sales, $7.8 million in partnerships, and $4.5 million in D2C transactions.

THE PROBLEM & OUR SOLUTION

Unlocking the Potential of Home Chefs Through Our Monthly Membership



We turn recipes & food media into shoppable experiences & inspiration for **restaurant-quality cooking at home.**

70% of Americans cook at home an average of 4+ nights per week ([Source](#)). Many want to eat restaurant-quality food that they prepare themselves, but lack the skills and confidence to cook these dishes. Normal home cooks can actually cook like professionals if they have the right ingredients and the right technique.

Our VIP Monthly Box Membership allows home chefs to prepare restaurant-quality meals from the comfort of their own home. For $129 per month, members access:

- All live and on-demand cooking classes
- Chef-approved recipe library
- Protege Series courses
- Our "Ask a Chef" forum to interact directly with our chefs
- Choice of luxury ingredient kits that pair with our online cooking experiences



The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.

TESTIMONIALS 😎



Great quality ingredients always make such a difference and the excellent teaching, which improves our skills, combined with an educational and fun experience ensure a wonderful experience and a delicious meal. Highly recommend for a date night, or a night when alone and wanting lovely leftovers!

CHARLENE P | 250+ classes, Member



Protein turned out perfect and the coucous salad was so delicious: the perfect balance of sweet, sour, salty, and savory with freshness from the mint. Chef's kiss!

MARGARET K
100+ classes, Member





I love being a Chef on Truffle Shuffle because I get to take my Gastronomy Gangsters on virtual edible adventures around the world, bringing people together through food and teaching them Michelin level skills to take their culinary game to the next level!

CHEF TUCKER | Truffle Shuffle Chef



**The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.*

lisbeuk
Saint Helena, California
lisbeuk Belated Valentine's Day Wagyu steak and hasselback potatoes! Delicious dinner! Thanks @truffleshuffle_sf
3w
18 likes

**The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

Top-Tier Culinary Instruction in One of the Fastest-Growing Media Sectors

We are at the intersection of the food media, ingredient delivery, & cooking class markets.
$5B/yr
Food Media Market Revenue
$231B
Ingredient Delivery Market by 2030
$255M
Cooking Class Market

We sit at a unique intersection between the $5 billion Food Media Market, the $231 billion Food Delivery market, and the $255.54 million Cooking Class Market (Source | Source). Americans spend an average of $2,375 per household per year on dining out and food delivery (Source). The amount of Americans using food content for cooking inspiration is growing by 15% YoY since 2020 (Source).

Truffle Shuffle
grew
1400%
from 2019-2021

To date, we have achieved the following milestones:

- $13.3 million in total cooking class sales
  - $7.8 million in partnerships
  - $4.5 million in D2C transactions
- Grew by 1400% from 2019 to 2021
- Launched our monthly membership model publicly in January 2023, with $400K in pre-sales already achieved in 2022.
- Built a loyal community of 250+ monthly members currently and growing every day.



Got a Deal on Shark Tank!

PRESS & MEDIA 👇



SHARK TANK · Forbes · THE KELLY CLARKSON SHOW · FOX BUSINESS

THE OPRAH MAGAZINE · KRON 4 EATER · SF Chronicle · NEXT LEVEL CHEF

WHY INVEST

Help Us Connect the World Through Food

COMPETITIVE LANDSCAPE 🏆

	Food Media	Ingredient Delivery	Truffle Shuffle
Recorded Content	✓		✓
Entertainment	✓		✓
Learn How To Cook	✓	✓	✓
Ingredient Delivery		✓	✓
Interactive Content W/ Your Favorite Chefs			✓

We envision a future for home cooking in which home chefs feel empowered to prepare restaurant-quality meals in the comfort of their own home kitchens. Our strong early revenue, growing community of subscribers, and a team of highly regarded chefs allow us to reshape the home cooking experience with inspired recipes and memorable experiences.

HOW IT WORKS 👨‍🍳

Don't just take our word for it, hear directly from our guests what they think about *Truffle Shuffle*



Who Is Truffle Shuffle!?   Share















WHO IS TRUFFLE
UFFLE ?!
Watch on YouTube

**The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.*

ABOUT

HEADQUARTERS
707 Douglas Ave
Oakland , CA 94603

WEBSITE
View Site

Truffle Shuffle is the go-to monthly membership for the home chef. Our membership offers access to live and on-demand cooking classes taught by Michelin-star and next-level chefs with all ingredients included and access to our entire culinary content library with hundreds of chef-approved recipes and protege series courses. We have sold over $13.3 million in total cooking classes and just launched our membership in January 2023.

TEAM

Jason Alexander McKinney
CEO, Director & Co Founder

Jason McKinney - Jason McKinney got his start as a Chef de Tournant at the Sea Island Resort in his home state of Georgia. He went on to eventually secure a position as Chef de Partie and Poissonnier at Thomas Keller's three Michelin-starred The French Laundry in Napa, California, during which time he was awarded Chef of the Year. From a family of self-starters, Chef Jason always desired to start something of his own. He, along with fellow Laundry alumni Chef Tyler and Sarah, founded Truffle Shuffle with the dream of bringing access to top-level culinary education and fine dining ingredients to households across the country.

Since founding Truffle Shuffle, Chef Jason has been on a mission to share his expansive knowledge with the ever-expanding Truffle Shuffle family, with features in O Magazine and The Kelly Clarkson Show, a Shark Tank investment from none other than Mark Cuban, and over 96,000 curious home cooks armed with all the skills needed to cook like professional chefs in their home kitchens.

Tyler T Vorce
COO, Director & Co Founder

Tyler Vorce - Born and raised in Kennebunk, Maine, Chef Tyler Vorce has been working in kitchens since he was fourteen years old. What started as a dishwashing position at Pier 77 Restaurant in Cape Porpoise grew, with the guidance of his mentor Chef Pete Morency, into a lifelong love of cooking. Since graduating from Johnson & Wales University's Culinary Arts program, he's worked in some of the world's most highly acclaimed kitchens, including Dovetail in New York City and the three Michelin-starred restaurant The French Laundry. Tyler co-founded Truffle Shuffle in the hopes of sharing his extensive culinary knowledge, with the goal of arming curious home cooks with all the skills and techniques necessary to cook like professional chefs.

Mitch Rouse
Board member

Mitch is a transportation entrepreneur and photographer. He began exploring the realm of aerial photography, with high tech drones. Unsatisfied with the limitations of drones, he began photographing primarily straight down from fixed wing aircraft. He is a member of the board at Truffle Shuffle and currently resides in Washington.

Jonathan Blair
Head of Finance

Jon Blair, former CFO, COO, and founding team member of Guardian Bikes (a Mark Cuban Company) is the founder of Free to Grow CFO.

At Guardian Bikes, a DTC kid's bike brand, he led revenue growth from $0 to 8 figures in just 4 years and raised over $15MM in debt and equity capital.

After scaling Guardian Bikes, Jon founded Free to Grow CFO with a mission to help visionary founders of DTC brands by delivering outsourced, part-time CFO services for fast-growing businesses that need a CFO, but can't yet afford the full-time salary.

All of Jon's tools, techniques, and frameworks were crafted from his 10+ years of experience with successfully scaling high-growth businesses.

Tucker Ricchio
Chef Ambassador

Chef Tucker Ricchio first fell in love with cooking while helping her Nonna make fresh pasta and lasagna as a child. After graduating with a double bachelor's degree, Chef Tucker decided to pursue becoming a Chef and received formal culinary education from Le Cordon Bleu. Aside from her Nonna, Chef Tucker credits her culinary skills to Chef Suzette Gresham, who mentored her from Butcher to Sous Chef at her Michelin-starred restaurant Aquerello. Chef Tucker is also recently featured on Gordon Ramsay's Next Level Chef! She loves sharing her passion for food with her Truffle Shuffle guests. In passing on the tips and tricks she's learned from her years in kitchens, she hopes to give her guests the tools to cook like professional chefs at home.

Jeremy Jarman
Chef Ambassador

Jeremy Jarman's love of cooking began at an early age, watching Food Network competitions shows and helping his mother and grandmother in the kitchen. His family knew he had a unique talent

when, at the age of six, Jeremy made his first custom cake with his favorite cough drop "candy" his grandmother always gave him! While studying marketing at BYU Idaho, he continued developing his culinary knowledge outside of the classroom as a cake decorator for a local bakery and tea house. After graduating, he decided to pursue his culinary dreams and earned a certificate from the Laney College Culinary Arts Program. He began working at bakeries throughout the Bay Area before eventually making his way to Truffle Shuffle. Chef Jeremy has a unique ability to connect with people, especially when sharing his passion for the "sweet stuff" in life.



TERMS
Truffle Shuffle

Overview

PRICE PER SHARE
$2.47

VALUATION
$35.04M

DEADLINE ⓘ
Aug 11, 2023

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$197.60

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,997.53

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
6,072

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
499,999

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

5% bonus shares to current members, waitlist investors, and previous investors

Time-Based Perks

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird Bonus - Second 72 hours | 8% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $250+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points

Tier 2 Perk — Invest $500+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points + Lifetime access to our culinary content library

Tier 3 Perk — Invest $1,000+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points + Lifetime access to our culinary content library + One month box membership

Tier 4 Perk — Invest $2,500+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on investment in Truffle Shuffle rewards points + Lifetime access to our culinary content library + Two months box membership + Custom apron

Tier 5 Perk — Invest $5,000+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + 5% annual return on

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Quick audio montage of previous class dishes:

Hey, my name's Tucker!

Hey everyone! It is chef Jeremy here!

Let's make some scallops! I'm going to teach you how to make scallops like an absolute boss.

We're doing our black truffle mac and cheese...

We're making puff pastry...

Jason & Tyler: Welcome to Truffle Shuffle!

Jason: I'm Jason

Tyler: and I'm Tyler

Jason: We're the founders of Truffle Shuffle, and we're in the business of connecting people through really,

Tyler: really

Jason & Tyler: good food.

Jason: We started out selling truffles directly to chefs, but the pandemic forced us to pivot and now...

Tyler: We're an online culinary membership where anyone can learn to cook from the world's best chefs right at home, with all gourmet ingredients included...

Jason: Since 2020, we've created a remarkable platform. We've cooked with nearly 150,000 people, and even shipped over 99,000 orders.

Jason: After striking a $501,000 deal on Shark Tank and raising funds with angel investors, we've grown our business.

Jason: But now, we're ready to pump those numbers up.

Tyler: Waaay up.

Jason: Truffle Shuffle is at the intersection of food media and ingredient delivery—two growing markets that are ripe for evolution.

Tyler: Turns out, people want to eat the highest-quality food from home and learn how to cook it themselves now more than ever.

Customer Testimonial 1

"The best part about this is you're learning how to be a cook"

Customer Testimonial 2

"So delicious and it was worth every minute, every penny"

"And it's just like having a party, and you're all spread apart. This has been a lot of fun."

Jason: Here's how it works:

Tyler: Each month, our members choose a special meal from one of our delicious recipes to learn from their favorite chefs.

Jason: Next, we ship them a box of high-quality ingredients they can't find anywhere else.

Tyler: Then, they join one of our professional chefs for an interactive cooking class with fellow Truffle Shufflers all over the country-

Jason: They can also choose to explore our receipt library or take an on-demand class.

Tyler: Our platform is unique because we combine physical and digital experiences in the food space, offering a culinary experience unlike anywhere else. And our renowned chefs are the secret ingredient.

Chef Jeremy: Truffle Shuffle is a lot different than just regular cooking videos because we give that support. There's this level of energy and excitement that we bring to everyone's kitchen that you don't get just watching a video

Jason: The Truffle Shuffle community has grown so much since 2019, and now, we're raising from the crowd to continue building out a team that can support the tremendous demand we're seeing. We want you to have a slice of this delicious pie.

Jason & Tyler: With your support, we can continue connecting the world through food.

We believe Truffle Shuffle is the future of at-home cooking. Invest Today!

2nd Campaign Video:

I see truffle shuffle as a catalyst to next-level cooking for everybody.

You guys are awesome. You guys ready to eat?

The wonderful thing to do with the company.

So seamless and so fantastic every time.

It feels like such a personal experience

This is a great way to connect to people all over America.

Super gourmet, like luxury food.

Anyone can really cook and have a good time doing it

If you haven't had the opportunity, it's time to do it.

Everyone on the planet needs Truffle Shuffle in their lives

You guys did an excellent job and ain't nothing wrong with a little Shuffle with the Truffle.

3rd Campaign Video:

Hi my name is Tyler

My name is Connie

Hello my name is Alejandro

Hey my name is Tucker

And I'll be your Chef today

Are you guys ready out there?

I would love to see your dishes out there

Oh that was phenomenal!

Wooooow!

Looook!

We are gonna flipping this steak every 30 seconds

Beautiful!

Oh my god! Stunning!

That's a perfectly cooked steak!

Oh my God. They are amazing!

inaudible, crowd cheering

Thank you guys! It was amazing!!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

TRUFFLE SHUFFLE INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Truffle Shuffle Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), does hereby certify as follows.

1.   The name of this corporation is Truffle Shuffle Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on January 1, 2021 under the name Truffle Shuffle Inc.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 25th day of June, 2021.

By: /s/ Jason McKinney
    Jason McKinney, Chief Executive Officer

TRUFFLE SHUFFLE INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Truffle Shuffle Inc. (the **"Corporation"**).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 3500 S. Dupont Hwy, in the City of Dover, 19901, County of Kent. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "**Restated Certificate**"), the following terms have the meanings set forth below:

"**Board Composition**" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one director(s) of the Corporation (the "**Series Seed Director(s)**"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) director(s) of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"**Series Seed Original Issue Price**" means $0.217995252 per share for the Series Seed Preferred Stock.

"**Series Seed-Safe Original Issue Price**" means $1.0506561 per share for the Series Seed-Safe Preferred Stock.

"**Requisite Holders**" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 18,250,001, consisting of (a) 15,000,000 shares of Common Stock, $0.00001 par value per share and (b) 3,250,001 shares of Preferred Stock, $0.00001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 2,298,216 shares of the Preferred Stock of the Corporation are hereby designated "*Series Seed Preferred Stock*" and 951,785 shares of the Preferred Stock of the Corporation are hereby designated "*Series Seed-Safe Preferred Stock*".

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1.   **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2.   **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out, pari passu, of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

       1.2   <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

       1.3   <u>Deemed Liquidation Events</u>.

       1.3.1   <u>Definition</u>. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

       (a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

       (b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (the "**Board**").

2.   **Voting.**

2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2   Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(a)   amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Certificate of Incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation;

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3;

(h)   create, or authorize the creation of, or issue, or authorize the issuance of any indebtedness or debt security, or permit any subsidiary to take any such action with respect to any debt security, other than trade credit incurred in the ordinary course of business and inventory-based financing of up to $200,000;

(i)   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(j)   make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any Person, including, without limitation, any employee or director of the Corporation or any subsidiary except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved prior to the date hereof or otherwise permitted herein;

(k)   guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Corporation or any subsidiary arising in the ordinary course of business;

(l)   otherwise enter into or be a party to any transaction with any Key Holder (as defined in the Series Seed Preferred Stock Investment Agreement entered into in connection with the filing of this Certificate (the "Series Seed Preferred Stock Investment Agreement")), director, officer, or employee of the Corporation or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of

1934, as amended, and the rules and regulations promulgated thereunder) of any such Person, except for transactions contemplated by this Certificate and the Series Seed Preferred Stock Investment Agreement;

(m) hire, terminate, or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers;

(n) sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

(o) create an incentive compensation plan that would issue equity or options or grants or obligate the Corporation to pay amounts to any officer or employee.

3. **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for the series of Preferred Stock by the applicable Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, in the case of Preferred Stock represented by a certificate, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued, or, upon request in the case of uncertificated securities, a notice of issuance. If required by the Corporation, in the case of Preferred Stock represented by a certificate, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates, or, upon request in the case of uncertificated securities, a notice of issuance for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate, or, upon request in the case of uncertificated securities, a notice of issuance for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

    3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, in the case of Preferred Stock represented by certificate, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates, in the case that such Preferred Stock is represented by certificate, at or prior to such time), except only the rights of the holders thereof, (and if certificated) upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and, in the case that the Preferred Stock is certificated, the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion, or, upon request in the case of uncertificated securities, a notice of issuance, in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding -up of the Corporation, then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

EXHIBIT G TO FORM C

TTW Materials



SVB Update

Hi everyone,

Chef Tyler here.

I'm writing a quick email today to give all of our guests an update on the recent news surrounding Silicon Valley Bank and related bank uncertainties. I've received a few texts and emails asking if Truffle Shuffle is safe from everything that's been happening and I want to let everyone know that Truffle Shuffle fortunately is not affected directly as we do not bank with SVB.

I'm not going to lie, though, the reverberations of what happened at SVB are being felt across the entire ecosystem out here. We are in a good place and our kits, classes, and membership are not negatively affected.

The majority of my time so far in 2023 has been spent writing recipes and cooking classes with our guests (my favorite part) and fundraising. That being said, we have been putting everything together to fundraise our Series A in the coming weeks, but now with what's happened with SVB, our target firms are now more skittish and dragging their feet.

Jason and I always strive to do things differently over here and what's happened this past weekend has had us do some research into crowdfunding, which we think is actually the perfect way to hit our fundraising goals and get Truffle Shuffle the fuel it needs to be a success.

Truffle Shuffle is going to go on StartEngine in a few weeks to raise our first crowdfunding round! We're really excited about the idea of crowdfunding because we always like to think about how we can bring the incredible community who have supported us over the years along with us.

I'll be sending out more updates over the next few days and weeks, but we will have our crowdfunding campaign on StartEngine live here shortly which we are super excited about. If you are interested in being on the list to learn more, please let me know on this form.

I want to thank all of you for the support and love you've shown us over the years. We could not have got this far without each and every one of you.

For anyone who has been affected in any negative way possible we are very sorry. We are happy to connect anyone else that is interested in crowdfunding to our contacts at StartEngine.



Sincerely,
Chef Tyler

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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- *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

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Truffle Shuffle is going on StartEngine!

Hi ,

Chef Tyler here and I am very excited to announce that Truffle Shuffle has been invited to raise a community round on StartEngine!! This news is so big, I had to wait a few extra hours to send this email :)

StartEngine is a crowdfunding investment platform that allows people to invest in startups. After going on Stonks, we had millions of dollars in interest and wanted to launch another community round so everyone could participate. We love having the support of our community, which is why we are launching our next round. Make sure to **Join the Waitlist Today** for our community round, as our campaign is scheduled to go live in mid-May!

This is a really exciting moment for us as we reflect on how far we've come from that first cooking class in our apartment kitchen. I remember back to that class when Jason, Sarah, and I were teaching everyone how to make black truffle risotto. The first dish reveal, which has since become a consistent moment in Truffle Shuffle classes, blew our minds when we saw their finished dishes. Everyone's risotto looked exactly like what we would serve at a three-Michelin-starred restaurant, and it dawned on us that we had created something very special with Truffle Shuffle. Since that first day, I have been convinced that Truffle Shuffle is the future of cooking at home, and our incredible community of supporters like yourself has proven this time and time again.

For this round on StartEngine, we have exciting perks and offers like **5 to 10% bonus shares** if you become **Early Bird investors** and invest within 72 hours of our campaign going live! Investors in our community round will also receive **investors-only gifts** like T-Shirts, aprons and other perks that range from **private classes** to a **cabin on our river cruise in 2024!**

Plus, because you are a current Truffle Shuffle investor, we want to thank you by adding **Loyalty Bonus** shares with your investment in this community round if you want to participate.

We want to thank you for your support over the years which is why we decided to do a community round and personally invite you to become our partner in Truffle Shuffle. These funds will allow us to make Truffle Shuffle a household name and take our little company to the next level!

Join the Waitlist Today!

Kindly,

Tyler
COO and Co-Founder

P.S. If you're interested and don't want to go all the way filling out the form, reply to this email with "Interested" and I'll make sure to add you to the list.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Truffle Shuffle, 707 Douglas Ave., Oakland, CA,

You received this email because you are subscribed to emails from Truffle Shuffle.
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Truffle Shuffle is going on StartEngine!

Hi ,

Chef Tyler here and I am very excited to announce that Truffle Shuffle has been invited to raise a community round on StartEngine!! This news is so big, I had to wait a few extra hours to send this email :)

StartEngine is a crowdfunding investment platform that allows people to invest in startups. After going on Stonks, we had millions of dollars in interest and wanted to launch another community round so everyone could participate. We love having the support of our community, which is why we are launching our next round. Make sure to **Join the Waitlist Today** for our community round, as our campaign is scheduled to go live in mid-May!

This is a really exciting moment for us as we reflect on how far we've come from that first cooking class in our apartment kitchen. I remember back to that class when Jason, Sarah, and I were teaching everyone how to make black truffle risotto. The first dish reveal, which has since become a consistent moment in Truffle Shuffle classes, blew our minds when we saw their finished dishes. Everyone's risotto looked exactly like what we would serve at a three-Michelin-starred restaurant, and it dawned on us that we had created something very special with Truffle Shuffle. Since that first day, I have been convinced that Truffle Shuffle is the future of cooking at home, and our incredible community of supporters like yourself has proven this time and time again.



For this round on StartEngine, we have exciting perks and offers like **5 to 10% bonus shares** if you become **Early Bird investors** and invest within 72 hours of our campaign going live! Investors in our community round will also receive **investors-only gifts** like T-Shirts, aprons and other perks that range from **private classes** to a **cabin on our river cruise in 2024!**

Plus, because you are a member, we want to thank you by adding **Loyalty Bonus** shares with your investment in this community round.

We want to thank you for your support over the years which is why we decided to do a community round and personally invite you to become our partner in Truffle Shuffle. These funds will allow us to make Truffle Shuffle a household name and take our little company to the next level!

Join our Waitlist Today!

Kindly,

Tyler
COO and Co-Founder

P.S. If you're interested and don't want to go all the way filling out the form, reply to this email with "Interested" and I'll make sure to add you to the list.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Truffle Shuffle

Truffle Shuffle, 707 Douglas Ave., Oakland, CA,

Truffle Shuffle is going on StartEngine! Join our Waitlist Today!

You received this email because you are subscribed to emails from Truffle Shuffle.
Update your email preferences to choose the types of emails you receive.





Truffle Shuffle is going on StartEngine!

Hi ,

Chef Tyler here and I am very excited to announce that Truffle Shuffle has been invited to raise a community round on StartEngine!! This news is so big, I had to wait a few extra hours to send this email :)

StartEngine is a crowdfunding investment platform that allows people to invest in startups. After going on Stonks, we had millions of dollars in interest and wanted to launch another community round so everyone could participate. We love having the support of our community, which is why we are launching our next round. Make sure to **Join the Waitlist Today** for our community round, as our campaign is scheduled to go live in mid-May!

This is a really exciting moment for us as we reflect on how far we've come from that first cooking class in our apartment kitchen. I remember back to that class when Jason, Sarah, and I were teaching everyone how to make black truffle risotto. The first dish reveal, which has since become a consistent moment in Truffle Shuffle classes, blew our minds when we saw their finished dishes. Everyone's risotto looked exactly like what we would serve at a three-Michelin-starred restaurant, and it dawned on us that we had created something very special with Truffle Shuffle. Since that first day, I have been convinced that Truffle Shuffle is the future of cooking at home, and our incredible community of supporters like yourself has proven this time and time again.

For this round on StartEngine, we have exciting perks and offers like **5 to 10% bonus shares** if you become **Early Bird investors** and invest within 72 hours of our campaign going live! Investors in our community round will also receive **investors-only gifts** like T-Shirts, aprons and other perks that range from **private classes** to a **cabin on our river cruise in 2024!**

We want to thank you for your support over the years which is why we decided to do a community round and personally invite you to become our partner in Truffle Shuffle. These funds will allow us to make Truffle Shuffle a household name and take our little company to the next level!

Join the Waitlist Today!

Kindly,

Tyler Vorce
COO and Co-founder

P.S. If you're interested and don't want to go all the way filling out the form, reply to this email with "Interested" and I'll make sure to add you to the list.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Truffle Shuffle, 707 Douglas Ave., Oakland, CA,

You received this email because you are subscribed to emails from Truffle Shuffle.
 Update your email preferences to choose the types of emails you receive.



Truffle Shuffle is going on StartEngine!

Hi ,

Chef Tyler here and I am very excited to announce that Truffle Shuffle has been invited to raise a community round on StartEngine!! This news is so big, I had to wait a few extra hours to send this email :)

StartEngine is a crowdfunding investment platform that allows people to invest in startups. After going on Stonks, we had millions of dollars in interest and wanted to launch another community round so everyone could participate. We love having the support of our community, which is why we are launching our next round. Make sure to **Join the Waitlist Today** for our community round, as our campaign is scheduled to go live in mid-May!

This is a really exciting moment for us as we reflect on how far we've come from that first cooking class in our apartment kitchen. I remember back to that class when Jason, Sarah, and I were teaching everyone how to make black truffle risotto. The first dish reveal, which has since become a consistent moment in Truffle Shuffle classes, blew our minds when we saw their finished dishes. Everyone's risotto looked exactly like what we would serve at a three-Michelin-starred restaurant, and it dawned on us that we had created something very special with Truffle Shuffle. Since that first day, I have been convinced that Truffle Shuffle is the future of cooking at home, and our incredible community of supporters like yourself has proven this time and time again.

For this round on StartEngine, we have exciting perks and offers like **5 to 10% bonus shares** if you become **Early Bird investors** and invest





within 72 hours of our campaign going live! Investors in our community round will also receive **investors-only gifts** like T-Shirts, aprons and other perks that range from **private classes** to a **cabin on our river cruise in 2024!**

We want to thank you for your support over the years which is why we decided to do a community round and personally invite you to become our partner in Truffle Shuffle. These funds will allow us to make Truffle Shuffle a household name and take our little company to the next level!

Join the Waitlist Today!

Kindly,

Tyler Vorce
COO and Co-founder

P.S. If you're interested and don't want to go all the way filling out the form, reply to this email with "Interested" and I'll make sure to add you to the list.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Truffle Shuffle

Truffle Shuffle, 707 Douglas Ave., Oakland, CA,

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Update your email preferences to choose the types of emails you receive.



Truffle Shuffle is going on StartEngine - Join the Waitlist Today!

Hi Chef ,

We've received a ton of interest from supporters looking to invest after my email last week highlighting our community round on StartEngine! This is a huge milestone for Truffle Shuffle and we are so appreciative of the love.

One question I did get was, "What do I get if I invest?" so I wanted to take a moment and highlight some of the exciting perks we have for each investment tier in our community round.

Our campaign is scheduled to go live on May 11th, and we would love for you to be a part of it. **Join the waitlist** to invest in our community round today!

It has been a lot of fun for Jason, myself, and the team to come up with what we think are some really cool perks, so check them out below:

Tier 1 Perk – Invest **$250**+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year 🎉

Tier 2 Perk – Invest **$500+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library 📚

Tier 3 Perk – Invest **$1,000+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + One month box membership 🔍

Tier 4 Perk – Invest **$2,500+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + Two months box membership + Custom apron 👨‍🍳

Tier 5 Perk – Invest **$5,000+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + Three months box membership + Custom apron + Fresh truffles and caviar box 🥂

Tier 6 Perk – Invest **$10,000+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + Six months box membership + Custom apron + Fresh truffles and caviar box + Private dinner for you and 6 guests cooked by a Truffle Shuffle chef! 🍽️

Tier 7 Perk -- Invest **$25,000+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + Six months box membership + Custom apron + Fresh truffles and caviar box + dinner for 2 at The French Laundry 🌟🌟🌟

Tier 8 Perk – Invest **$50,000+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + Annual box membership + Custom apron + Fresh truffles and caviar box + Cabin on Truffle Shuffle's exclusive 2024 river cruise 🛳️

You will also get bonus shares if you invest right when our campaign goes live! **Become an Early Bird investor and invest within 72 hours** of our campaign going live, and you'll receive **10%** bonus shares!

Join the Waitlist Today!

Much Love,
Chef Tyler





P.S. You can also email me the amount you are looking to invest, and I'll make sure to add you directly to the waitlist!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Truffle Shuffle

Truffle Shuffle, 707 Douglas Ave., Oakland, CA,

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Truffle Shuffle is going on StartEngine - Join the Waitlist Today!

Hi Chef ,

We've received a ton of interest from supporters looking to invest after my email last week highlighting our community round on StartEngine! This is a huge milestone for Truffle Shuffle and we are so appreciative of the love.

One question I did get was, "What do I get if I invest?" so I wanted to take a moment and highlight some of the exciting perks we have for each investment tier in our community round.

Our campaign is scheduled to go live on May 11th, and we would love for you to be a part of it. **Join the waitlist** to invest in our community round today!

It has been a lot of fun for Jason, myself, and the team to come up with what we think are some really cool perks, so check them out below:

Tier 1 Perk — Invest **$250**+ and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year 🎉

Tier 2 Perk — Invest **$500+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library 📚

Tier 3 Perk — Invest **$1,000+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + One month box membership 🔍

Tier 4 Perk — Invest **$2,500+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + Two months box membership + Custom apron 👨‍🍳

Tier 5 Perk — Invest **$5,000+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + Three months box membership + Custom apron + Fresh truffles and caviar box 🥂

Tier 6 Perk — Invest **$10,000+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + Six months box membership + Custom apron + Fresh truffles and caviar box + Private dinner for you and 6 guests cooked by a Truffle Shuffle chef! 🍽️

Tier 7 Perk -- Invest **$25,000+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + Six months box membership + Custom apron + Fresh truffles and caviar box + dinner for 2 at The French Laundry 🌟🌟🌟

Tier 8 Perk — Invest **$50,000+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + Annual box membership + Custom apron + Fresh truffles and caviar box + Cabin on Truffle Shuffle's exclusive 2024 river cruise 🛳️

Tier 9 Perk — Invest **$1,000,000+** and receive a Truffle Shuffle investor-only t-shirt + Invitation to investor party each year + Lifetime access to our culinary content library + Annual box membership + Custom apron + Fresh truffles and caviar box + Cabin on Truffle Shuffle's exclusive 2024 river cruise + Worldwide culinary and wine tour + Get your face printed on our limited edition box design for our next 100,000 kits 😳 📦

You will also get bonus shares if you invest right when our campaign goes live! **Become an Early Bird investor and invest within 72 hours** of our campaign going live, and you'll receive **10%** bonus shares!

Join the Waitlist Today!

Much Love,
Chef Tyler

P.S. You can also email me the amount you are looking to invest, and I'll make sure to add you directly to the waitlist!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Truffle Shuffle, 707 Douglas Ave., Oakland, CA,

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